Exhibit 99.1

SU Group Holdings Limited Announces Reverse Stock Split

Reverse Stock-Split to be effective on August 6, 2026

HONG KONG, August 4, 2026 -- SU Group Holdings Limited (Nasdaq: SUGP) (“SU Group” or the “Company”), an integrated security-related engineering services company in Hong Kong, today announced that it will effect a 1-for-5 reverse stock split (“Share Consolidation”) of its class A ordinary shares, par value HK$0.000001 per share (“Ordinary Shares”). This action was approved by the board of directors of the Company on July 23, 2026 and by written resolution of the Company’s majority shareholders on July 23, 2026.

Share Consolidation

The Share Consolidation, approved as an ordinary resolution, will combine every five Class A Ordinary Shares into one Ordinary Share with a par value of HK$0.000005. The Share Consolidation will become effective at 12:01 a.m. Eastern Time on Thursday, August 6, 2026, and the Company’s Class A Ordinary Shares will commence trading on the Nasdaq Capital Market on a post-split basis at the opening of the market on Thursday, August 6, 2026. The Company’s Class A Ordinary Shares will continue to trade on the Nasdaq Capital Market under the Company’s existing trading symbol, “SUGP,” and a new CUSIP number G8552M141 has been assigned as a result of the Share Consolidation.

The Share Consolidation will reduce the number of issued and outstanding Ordinary Shares of the Company from approximately 7,124,092 to approximately 1,424,819. No fractional shares will be issued. Each shareholder will be entitled to receive one consolidated share in lieu of any fractional share, resulting in all fractional shares being rounded up to the nearest whole number.

The 1-for-5 Share Consolidation (the “Ratio”) will automatically combine and convert 5 current Ordinary Shares into 1 issued and outstanding new Ordinary Share. The Company’s transfer agent, Transhare Corporation, will serve as exchange for the Share Consolidation. Registered shareholders holding pre-split Ordinary Shares electronically in book-entry form are not required to take any action to receive post-split shares. Shareholders owning shares via a broker, bank, trust or other nominee will have their positions automatically adjusted to reflect the Share Consolidation, subject to such broker’s particular processes, and will not be required to take any action in connection with the Share Consolidation. Holders of stock certificates will need to send their old physical certificates with a letter of transmittal to receive their new post-Share Consolidation certificate.

Additional Information

Each outstanding stock option, warrant, restricted share unit, or other security convertible into pre-Share Consolidation Ordinary Shares that has not been exercised or cancelled prior to the effective date will be adjusted pursuant to the terms of the instrument or plan governing such security based on the 1-for-5 ratio. The Share Consolidation will change the par value of the Ordinary Shares from HK$0.000001 to HK$0.000005 and the authorized number of shares will be correspondingly reduced as described. The trading of the Company’s Class A Ordinary Shares on Nasdaq is expected to continue without disruption, subject to compliance with Nasdaq listing requirements.

About SU Group Holdings Limited

SU Group (Nasdaq: SUGP) is an integrated security-related services company that primarily provides security-related engineering services, security guarding and screening services, and related vocational training services in Hong Kong. Through its subsidiaries, SU Group has been providing turnkey services to the existing infrastructure or planned development of its customers through the design, supply, installation, and maintenance of security systems for over two decades. The security systems that SU Group provides services include threat detection systems, traffic and pedestrian control systems, and extra-low voltage systems in private and public sectors, including commercial properties, public facilities, and residential properties in Hong Kong. For more information visit www.sugroup.com.hk.

Forward-Looking Statements

The Company makes forward-looking statements in this report within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties, including the closing of the offering, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These statements may be preceded by, followed by or include the words “may,” “might,” “will,” “will likely result,” “should,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “continue,” “target” or similar expressions. These forward-looking statements are based on information available to the Company as of the date of this report and involve substantial risks and uncertainties. Actual results may vary materially from those expressed or implied by the forward-looking statements herein due to a variety of factors, and other risks and uncertainties set forth in our reports filed with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update forward-looking statements as a result of new information, future events or developments or otherwise.

Contact:

Global IR Partners
David Pasquale
Phone: +1 914-337-8801
Email: SUGP@globalirpartners.com